1933 Act File No.: 333-[ ]
1940 Act File No.: 811-23608

Securities and Exchange Commission

Washington, D.C. 20549

Form S-6

for Registration under the Securities Act of 1933

of Securities of Unit Investment
Trusts Registered on Form N-8B-2

A.	Exact name of trust: Strategas Trust

B.	Name of depositor: Strategas Securities, LLC

C.	Complete address of depositor’s principal executive offices:

Strategas Securities, LLC

52 Vanderbilt Avenue 8th floor

New York, New York 10017

D.	Name and complete address of agent for service:

With a copy to:

Gus Demopoulos	Anna T. Pinedo Bradley Berman
Strategas Securities, LLC 52 Vanderbilt Avenue 8th floor New York, New York 10017	Mayer Brown LLP 1221 Avenue of the Americas New York, New York 10020

It is proposed that this filing will become effective (check appropriate box)

☐	immediately upon filing pursuant to paragraph (b)

☐	on (date) pursuant to paragraph (b)

☐	60 days after filing pursuant to paragraph (a)(1)

☐	on (date) pursuant to paragraph (a)(1) of rule 485.

If appropriate, check the following box:

☐	this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

E.       Title of securities being registered: Units of undivided beneficial interest in the trust

F.       Approximate date of proposed public offering:

☐	Check box if it is proposed that this filing will become effective on (date) at (time) pursuant to Rule 487.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. No one may sell units of the trust until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.

Preliminary Prospectus Dated June 2, 2021
Subject to Completion

Strategas Policy Basket Portfolio

Strategas Trust, Series 1-2

(A unit investment trust that is a series of the Strategas Trust)

Strategas Trust (the “trust”) is a unit investment trust that is a Delaware statutory trust organized in series. Strategas Securities, LLC serves as the sponsor of the trust and each trust series.

The attached final prospectus for the prior series of the trust is hereby used as the preliminary prospectus for the above-referenced series. The narrative information and structure of the attached final prospectus will be substantially similar to that of the final prospectus for this series. Information with respect to pricing, the number of units, dates and summary information regarding the characteristics of securities to be deposited in this series is not available as of this date and will be different because each series has a unique portfolio. It is anticipated that the public offering price of a unit for this series will be approximately $10 per unit, as opposed to the approximately $1,000 per unit public offering price of the prior series. Accordingly, the information contained herein with regard to the previous series should be considered as being included for informational purposes only.

The registration statement relating to the units of this series is not complete, may be changed and is not yet effective. Information contained herein is subject to completion or amendment. The units of this series may neither be sold nor may an offer to buy such units be accepted prior to the time the registration statement becomes effective. This prospectus shall neither constitute an offer to sell nor be considered a solicitation of an offer to buy the units. There shall be no sale of the units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Incorporated herein by reference is the final prospectus for the Strategas Trust, Series 1-1 (Registration No. 333-248861) as filed on February 23, 2021, which shall be used as the preliminary prospectus for this series.

UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15 (d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

Contents of Registration Statement

This Registration Statement comprises the following papers and documents:
The facing sheet
The prospectus
The signatures
The consents of the initial evaluator, independent public accountants and legal counsel

The following exhibits:

1.1	Master Trust Agreement by and among Strategas Securities, LLC, as depositor, Alaia Capital, LLC, as portfolio consultant, evaluator and supervisor, and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit A(1)(a) to the registration statement on Form N-8B-2 of Strategas Trust (File No.: 811-23608) as filed on September 17, 2020)

1.1.1	Form of Standard Terms and Conditions of Trust for Strategas Trust among Strategas Securities, LLC, as depositor, The Bank of New York Mellon, as trustee, and Alaia Capital, LLC, as portfolio consultant, evaluator and supervisor (incorporated by reference to Exhibit A(1)(c) to the registration statement on Form N-8B-2 of Strategas Trust (File No.: 811-23608) as filed on September 17, 2020)

1.1.2	Form of Series Trust Agreement by and among Strategas Securities, LLC, as depositor, Alaia Capital, LLC, as portfolio consultant, evaluator and supervisor, and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit (A)(1)(b) to the registration statement on Form N-8B-2 of Strategas Trust (File No.: 811-23608) as filed on September 17, 2020)

1.2	Articles of Organization of Strategas Securities, LLC (incorporated by reference to Exhibit A(6)(a) to the registration statement on Form N-8B-2 of Strategas Trust (File No.: 811-23608) as filed on September 17, 2020)

2.2	Form of Code of Ethics of Strategas Securities, LLC (incorporated by reference to Exhibit A(11) to the registration statement on Form N-8B-2 of Strategas Trust (File No.: 811-23608) as filed on September 17, 2020)

3.1	Opinion of counsel as to legality of securities being registered (to be filed by amendment)

4.1	Consent of evaluator (to be filed by amendment)

4.2	Consent of Independent Registered Public Accounting Firm (to be filed by amendment)

99.1	Power of Attorney (included on signature pages)

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Strategas Trust has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on the 2nd day of June, 2021.

Strategas Trust

By Strategas Securities, LLC

By:	/s/ Jason Trennert
Name: Jason Trennert Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, the Sponsor, Strategas Securities, LLC, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on the 2nd day of June, 2021.

Strategas Securities, LLC

By:	/s/ Jason Trennert
Name: Jason Trennert Title: Chief Executive Officer

Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each of the individuals whose signature appears below constitutes and appoints Jim Okun, Eileen Gabay and Gus Demopoulos, and each of them (so long as each such individual is an employee of Strategas Securities, LLC), his or her true and lawful attorney-in-fact and agent, with full and several power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitutes, may lawfully do or cause to be done.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 2nd day of June, 2021.

Title	Signature

Chief Executive Officer and	/s/ Jason Trennert
Chairman of the Board of Directors	Name: Jason Trennert

Chief Financial Officer	/s/ Mark Godofsky
Name: Mark Godofsky

President, Chief Operating Officer and	/s/ Nicholas Bohnsack
Director	Name: Nicholas Bohnsack

Director	/s/ Steve Booth
Name: Steve Booth

Director	/s/ Jon Langenfeld
Name: Jon Langenfeld